FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated September 18, 2023

Item 1

Santander aligns retail & commercial and consumer operating model to its strategy

•	Going forward all the bank’s activities across all markets will be consolidated under five global areas: Payments, Corporate & Investment Banking, and Wealth Management & Insurance, and the two new global businesses, Retail & Commercial, and Digital Consumer Bank.

•	This will allow the bank to improve its customer service and simplify its business further, while helping achieve the strategic goals outlined at its Investor Day in February, which remain unchanged.

•	These five areas will become the bank’s primary reporting segments from January 2024.

Madrid, 18 September 2023 - PRESS RELEASE

Banco Santander is consolidating its retail & commercial and consumer activities across all markets under two new global businesses: Retail & Commercial and Digital Consumer Bank. The changes align these businesses with Santander’s current, global model in Corporate & Investment Banking, Wealth Management & Insurance and Payments, helping the bank achieve the strategic goals outlined at its Investor Day in February, including: adding 40 million customers by 2025, increasing return on tangible equity to 15-17%, and achieving double-digit average annual growth in tangible net asset value per share plus dividend per share through the cycle.

Following the changes, all of the bank’s activities will be aligned under five global business areas1:

-	Retail & Commercial: a new business area which combines all the bank’s retail and business banking globally, to be led by Daniel Barriuso.

-	Digital Consumer Bank: all consumer finance activities worldwide, to be led by José Luis de Mora.

-	Payments: PagoNxt (led by Javier San Félix) and Global Cards (led by Matías Sánchez).

-	Corporate & Investment Banking: already a global business, led by José M. Linares.

-	Wealth Management & Insurance: already a global business, led by Víctor Matarranz.

Santander’s executive chair, Ana Botín, said: “Today we are announcing a crucial step in aligning our operating model in retail & commercial and consumer banking to our strategy. We know from our progress since we first defined our strategy in 2015 that leveraging our unique combination of global scale and local leadership allows us to serve customers better, while delivering profitable growth. We are confident this is the right thing for our customers and will allow us to progress faster, delivering on all targets set out at Investor Day this year, including double digit average annual growth in tangible net asset value plus dividend per share through the cycle.”

In this new model, global heads will define the common business and operating model, which will be based on global platforms; country heads continue to be responsible for managing the business, and regional heads will drive the implementation of the model and convergence across the markets.

The group plans to align the way it reports its financial results to this new model from January 2024, as it becomes implemented, with the five global businesses becoming the new primary segments for the group. To facilitate year-on-year comparisons and analysis, the bank will publish information adapted to the new segments ahead of 2023 full-year results announcement, which will take place on 31 January 2024. The group will continue to report all country and region-specific data, although they will become secondary segments.

The group’s financial targets outlined in February remain unchanged, including achieving a return on tangible equity (RoTE) of 15-17% in 2023-2025 and an efficiency ratio of c.42% by 2025; maintaining a fully-loaded CET1 above 12%; delivering double-digit average annual growth in tangible net asset value (TNAV) per share plus dividend per share through the cycle. The bank remains on track to meet its 2023 targets, including double-digit revenue growth; RoTE above 15%; cost-to-income ratio of 44-45%; fully-loaded CET1 above 12%, and cost of risk below 1.2%.

____________________

1 Appointments subject to regulatory approvals where applicable.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid).
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Bios of global heads1

Daniel Barriuso (Retail & Commercial) is senior executive vice president, global head of Retail & Commercial Banking and group chief transformation officer at Banco Santander. Before that, he was chief information security officer (CISO) and head of Cyber & Banking Fraud Prevention for nearly seven years at the bank. Daniel has over 29 years’ experience across banking, energy and tech industries. Prior to joining Santander, he held various executive positions at BP, Credit Suisse and ABN AMRO.

José Luis de Mora (Digital Consumer Bank) is senior executive vice president, global head of Digital Consumer Bank and group head of Corporate Development and Financial Planning at Banco Santander. He joined the bank in 2003 and has taken part in the group’s major acquisitions of financial institutions in Europe and the Americas. Before joining the group, Mr De Mora worked in London at Kleinwort Benson and Merrill Lynch.

Javier San Félix (Payments - PagoNxt) is senior executive vice president at Banco Santander and chief executive officer at PagoNxt. Prior to that, Mr San Félix had been head of Global Payment Services, deputy CEO for Santander UK and responsible for the group’s Retail and Commercial Banking division. Previously, he was CEO of Banesto after joining Santander Consumer Finance in 2004. Before Santander, Javier was a senior partner of McKinsey & Company.

Matías Sánchez (Payments - Global Cards) is senior executive vice president and head of Global Cards at Banco Santander since 2022. Prior to that, Mr Sánchez was head of Retail Products Europe and Spain, and spent over eight years in Chile as head of Retail and Digital Banking after a first period as head of Middle Market. Before, he had worked in Banesto for 15 years.

José M. Linares (Corporate & Investment Banking) is senior executive vice president of Banco Santander and global head of Santander Corporate & Investment Banking (Santander CIB) since 2017. Prior to joining Santander, Mr Linares spent more than 17 years at J.P. Morgan in a number of senior roles in New York, Hong Kong and London. His final position there, starting in 2011, was head of Global Corporate Banking in Europe, the Middle East and Africa (EMEA).

Víctor Matarranz (Wealth Management & Insurance) is senior executive vice president and global head of Wealth Management & Insurance at Banco Santander since 2017, leading Santander Private Banking, Santander Asset Management and Santander Insurance globally. Between 2014 and 2017, he was the head of Group Strategy and of the Executive Chairman’s Office and, prior to that, he was the director of Strategy and chief of staff to the CEO in Santander UK. Before joining Santander in early 2012, Mr Matarranz was a partner at McKinsey & Company.

Banco Santander (SAN SM, STD US, BNC LN) is a leading commercial bank, founded in 1857 and headquartered in Spain. It has a meaningful presence in 10 core markets in the Europe, North America and South America regions, and is one of the largest banks in the world by market capitalization. Santander aims to be the best open financial services platform providing services to individuals, SMEs, corporates, financial institutions and governments. The bank’s purpose is to help people and businesses prosper in a simple, personal and fair way. Santander is building a more responsible bank and has made a number of commitments to support this objective, including raising €220 billion in green financing between 2019 and 2030. In the first half of 2023, Banco Santander had €1.25 trillion in total funds, 164 million customers, 9,000 branches and 212,000 employees.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid).
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Important information

Non-IFRS and alternative performance measures

This document contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2022 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 1 March 2023 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2023/sec-2022-annual-20-f-2022-en.pdf), as well as the section “Alternative performance measures” of this Banco Santander, S.A. (Santander) Q2 2023 Financial Report, published on 26 July 2023 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures.

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Non-financial information

This document contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions.

NFI is included to comply with Spanish Act 11/2018 on non-financial information and diversity and to provide a broader view of our impact. NFI is not audited nor reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid).
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Forward-looking statements

Santander hereby warns that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results to differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The following important factors (and others described elsewhere in this document and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: (1) general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy) in areas where we have significant operations or investments; (2) climate-related conditions, regulations, policies, targets and weather events; (3) exposure to various market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); (4) potential losses from early loan repayment, collateral depreciation or counterparty risk; (5) political instability in Spain, the UK, other European countries, Latin America and the US; (6) legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK´s exit from the European Union and increased regulation prompted by financial crises; (7) acquisition integration challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; (8) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; (9) uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; and (10) changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrades for the entire group or core subsidiaries.

Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations, regulatory requirements and internal policies, including those related to climate-related initiatives.

Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid).
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	September 18, 2023	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance